Exhibit A
Joint Filing Agreement

This jOINT FILING Agreement is entered into as of June 23, 2026, by and among the parties signatories hereto.  The undersigned hereby agree that the Statement on Schedule 13G with respect to the shares of Common Stock, par value $0.0001 per share of Faeth Therapeutics, Inc., a Delaware corporation, is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:  June 23, 2025

Averill Master Fund, Ltd.

By:	/s/ Andrew Nathanson
Name: Andrew Nathanson
Title: Authorized Signatory

Suvretta Capital Management, LLC

By:	/s/ Andrew Nathanson
Name: Andrew Nathanson
Title: General Counsel and Chief Compliance Officer

/s/ Aaron Cowen
Aaron Cowen